FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION FILE NO.: 333-226082-05

Sent: Monday, October 28, 2019 3:35 PM
Subject: GSMS 2019-GSA1 –- Price Guidance (Public)(external)
Importance: High

GSMS 2019-GSA1 –- Price Guidance (Public)(external)

$738.006 Fixed Rate CMBS Offering

Lead Manager and Sole Bookrunner: Goldman Sachs & Co. LLC

Co-Manager: Drexel Hamilton

		Available*				Trgt
Class	S&P/Fitch/KBRA	Size($mm)	WAL(yr)	C/E	Guid	$px
A-1	AAA(sf)/AAAsf/AAA(sf)	[14.549]	2.84	30.000%	S+42a	100-00
A-2	AAA(sf)/AAAsf/AAA(sf)	[26.289]	6.92	30.000%	**Pre-Placed**
A-3#	AAA(sf)/AAAsf/AAA(sf)	[235.000]	[9.71]	30.000%	A4-2bps	101-00
A-4#	AAA(sf)/AAAsf/AAA(sf)	[294.519]	[9.89]	30.000%	S+99a	103-00
A-AB	AAA(sf)/AAAsf/AAA(sf)	[20.048]	7.26	30.000%	A4-10bps	103-00
A-S	AAA(sf)/AAAsf/AAA(sf)	[72.746]	9.92	21.375%	S+128a	103-00
B	AA(sf)/AA-sf/AA(sf)	[39.009]	9.92	16.750%	S+140a	103-00
C	A-(sf)/A-sf/A-(sf)	[35.846]	9.92	12.500%	S+190a	WAC

*Potential for class sizes to adjust slightly as a result of risk retention requirements

# Final A-3 and A-4 class sizes subject to change. The A-3 could range from $100.000mm to $235.000mm; the A-4 could, in turn, range from $294.519mm to

$429.519mm. Please see footnote (7) in the attached term sheet for a discussion of the corresponding WALs and principal windows.

Collateral Summary

Initial Pool Balance:	$864,235,961
Number of Mortgage Loans:	49
Number of Mortgaged Properties:	84
Average Cut-off Date Mortgage Loan Balance:	$17,637,469
Weighted Average Mortgage Interest Rate:	3.82418%
Weighted Average Remaining Term to Maturity Date (mos):	117
Weighted Average Remaining Amortization Term (mos):	354
Weighted Average Cut-off Date LTV Ratio:	61.7%
Weighted Average Maturity Date LTV Ratio:	58.9%
Weighted Average Underwritten DSCR Ratio:	2.29x
Weighted Average Debt Yield on Underwritten NOI:	10.3%
% of Mortgage Loans with Mezzanine Debt:	0.0%
% of Mortgage Loans with Subordinate Debt:	2.9%
% of Mortgage Loans with Preferred Equity:	0.0%
% of Mortgaged Properties with Single Tenants:	8.4%

Property Type:	24.8% Retail, 19.1% Multifamily, 15.3% Mixed Use, 15.0% Office, 13.9% Hospitality, 5.3% Industrial

Top 3 States:	22.6% CA, 13.6% NJ, 12.4% TX

Anticipated Timing

Anticipated Pricing:	Tues, Oct 29th
Anticipated Closing:	Friday, November 8th

Preliminary Offering Materials

Preliminary Prospectus

Term Sheet
Annex

The issuer has filed a registration statement (including a prospectus) with the SEC (SEC File No. 333-226082) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526.

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